SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

May 26, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of March 31, 2011,
together with the limited review report
on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets	1
•	Statements of income	5
•	Statements of changes in shareholders’ equity	7
•	Statements of cash flows	8
•	Notes to the financial statements	10
•	Exhibits A through L, N and O	44
•	Consolidated balance sheets	61
•	Consolidated statements of income	65
•	Consolidated statements of cash flows	67
•	Consolidated statements of debtors by situation	69
•	Notes to the consolidated financial statements with subsidiaries	71
•	Exhibit l to the consolidated financial statements with subsidiaries	78

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of March 31, 2011, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of March 31, 2011, and the related consolidated statements of income and cash flows for the three-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in Note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

4.
As further explained in Note 22, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above in order for them to be presented in accordance with accounting standards established by the BCRA and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards effective in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2010, and the statements of income, changes in shareholders’ equity and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the three-month period ended March 31, 2010, which were presented for comparative purposes, we report that:

a)
On February 10, 2011, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2010, which included a qualified opinion due to differences between the application of the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2010.

b)
On May 7, 2010, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the three-month period ended March 31, 2010, which included a qualification due to the differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)
As of March 31, 2011, the liabilities accrued in employee and employer contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 17,731,913, none of which was due as of that date.

City of Buenos Aires,
May 5, 2011

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 197 – Fo. 64

FINANCIAL STATEMENTS AS OF
MARCH 31, 2011

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:  Under No. 1,154 - By-laws book No. 2,
 Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Claudio N. Nogueiras
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		03/31/2011	12/31/2010

ASSETS

A.	CASH
	Cash on hand	1,465,339	1,206,489
	Due from banks and correspondents
	Central Bank of Argentina	2,401,800	2,805,679
	Local Other	7,917	11,763
	Foreign	233,719	271,702
	Other	253	249
		4,109,028	4,295,882

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	357,867	377,865
	Government securities under repo transactions with Central Bank of Argentina	1,724,824	2,299,088
	Holdings booked at amortized cost	49,603	99,659
	Instruments issued by the Central Bank of Argentina	4,532,436	3,409,433
		6,664,730	6,186,045

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	354,072	335,970
	To the financial sector
	Interfinancing (granted call)	12,974	33,100
	Other financing to Argentine Financial Institutions	74,617	45,100
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	193	443
	To the non-financial private sector and foreign residents
	Overdrafts	1,959,180	1,984,571
	Documents	1,969,106	1,766,933
	Mortgage loans	896,529	873,671
	Pledge loans	364,595	345,269
	Personal loans	5,500,973	4,926,060
	Credit cards	1,563,001	1,470,396
	Other (Note 6.1.)	3,329,050	3,207,787
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	221,866	209,665
	less: Unearned discount	(29,890)	(28,644)
	less: Allowances (Exhibit J)	(441,254)	(470,730)
		15,775,012	14,699,591

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		03/31/2011	12/31/2010

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,012,319	2,519,076
	Amounts receivable from spot and forward sales pending settlement	1,009,523	111,229
	Securities and foreign currency receivable from spot and forward purchases pending settlement	674,756	164,731
	Unlisted corporate bonds (Exhibits B, C and D)	222,410	220,554
	Receivables from forward transactions without delivery of underlying asset	304	2,840
	Other receivables not covered by debtors classification standards (Note 6.2)	528,941	548,262
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	35,145	36,897
	less: Allowances (Exhibit J)	(228,977)	(229,504)
		4,254,421	3,374,085

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases (Exhibits B, C and D)	256,923	244,186
	Accrued interest and adjustments (Exhibits B, C and D)	3,957	4,112
	less: Allowances (Exhibit J)	(5,563)	(5,968)
		255,317	242,330

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	534,840	512,881
	Other	50,581	47,495
	less: Allowances (Exhibit J)	(659)	(659)
		584,762	559,717

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	7,173	7,229
	Other (Note 6.3.)	585,639	544,465
	Accrued interest and adjustments on receivables from sales of assets (Exhibits B, C and D)	232	330
	Other accrued interest and adjustments receivable	344	290
	less: Allowances (Exhibit J)	(7,674)	(12,858)
		585,714	539,456

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	440,231	403,169

I.	OTHER ASSETS (Exhibit F)	250,845	179,295

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	97,432	100,945
	Organization and development costs	191,280	186,700
		288,712	287,645

K.	ITEMS PENDING ALLOCATION	1,288	3,907

TOTAL ASSETS		33,210,060	30,771,122

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		03/31/2011	12/31/2010

LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	4,556,514	4,225,266
	From the financial sector	17,650	15,610
	From the non-financial private sector and foreign residents
	Checking accounts	3,992,729	3,869,485
	Savings accounts	4,710,769	4,093,226
	Time deposits	8,237,983	7,989,567
	Investment accounts	204,907	177,135
	Other (Note 6.4.)	531,813	483,298
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	58,981	54,457
		22,311,346	20,908,044

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	1,928	1,798
	Banks and International Institutions (Exhibit I)	69,472	45,506
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	628,179	620,071
	Amounts payable for spot and forward purchases pending settlement	674,297	164,391
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,755,211	2,412,928
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing - (received call)	34,000	30,068
	Other financing received from Argentine financial institutions	16,834	17,278
	Accrued interest payables	35	25
	Receivables from forward transactions without delivery of underlying asset		755
	Other (Note 6.5. and Exhibit I)	875,060	1,125,211
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	43,623	46,083
		5,098,639	4,464,114

N.	OTHER LIABILITIES
	Other (Note 6.6.)	673,522	552,124
		673,522	552,124

O.	PROVISIONS (Exhibit J)	87,128	88,865

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	624,755	598,470

Q.	ITEMS PENDING ALLOCATION	4,175	6,663

TOTAL LIABILITIES		28,799,565	26,618,280

SHAREHOLDERS' EQUITY (As per related statement)		4,410,495	4,152,842

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		33,210,060	30,771,122

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011	12/31/2010

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	11,720,766	12,003,089

Contingent	5,942,583	5,281,603
Guarantees received	5,395,891	4,935,898
Other not covered by debtors classification standards	196	229
Contingent debit-balance contra accounts	546,496	345,476

Control	5,486,189	5,717,197
Receivables classified as irrecoverable	843,260	787,863
Other (Note 6.7.)	4,386,739	4,685,026
Control debit-balance contra accounts	256,190	244,308

Derivatives	291,994	1,004,289
Notional value of put options taken (Note 11.d))	40,038
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	20,390	555,897
Interest rate swap (Note 11.b))	157,406	157,066
Derivatives debit-balance contra accounts	74,160	291,326

CREDIT-BALANCE ACCOUNTS	11,720,766	12,003,089

Contingent	5,942,583	5,281,603
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)	56,468	55,782
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	198,656	68,839
Other guarantees provided not covered by debtors classification standards	130,283	130,684
Other covered by debtors classification standards (Exhibits B, C and D)	161,089	90,171
Contingent credit-balance contra accounts	5,396,087	4,936,127

Control	5,486,189	5,717,197
Checks to be credited	256,190	244,308
Control credit-balance contra accounts	5,229,999	5,472,889

Derivatives	291,994	1,004,289
Notional value of put options sold (Note 11.c))	55,809	54,475
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	18,351	236,851
Derivatives credit-balance contra account	217,834	712,963

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		03/31/2011	03/31/2010

A.	FINANCIAL INCOME
	Interest on cash and due from banks	23	3
	Interest on loans to the financial sector	1,989	2,044
	Interest on overdrafts	77,789	55,691
	Interest on documents	42,446	34,074
	Interest on mortgage loans	32,507	24,927
	Interest on pledge loans	15,700	11,479
	Interest on credit card loans	67,118	43,741
	Interest on financial leases	11,261	10,762
	Interest on other loans	422,085	300,736
	Net income from government and private securities (Note 6.8.)	152,228	363,026
	Interest on other receivables from financial intermediation	60	18
	Income from guaranteed loans - Presidential Decree No. 1,387/01	4,874	20
	CER (Benchmark Stabilization Coefficient) adjustment	2,896	950
	CVS (Salary Variation Coefficient) adjustment	94	176
	Difference in quoted prices of gold and foreign currency	56,728	39,913
	Other (Note 6.9.)	9,654	15,574
		897,452	903,134

B.	FINANCIAL EXPENSE
	Interest on checking accounts		2,641
	Interest on savings accounts	4,945	4,379
	Interest on time deposits	239,140	218,721
	Interest on interfinancing received loans (received call)	1,389	1,143
	Interest on other financing from Financial Institutions	3	2
	Interest on other liabilities from financial intermediation	15,719	16,168
	Interest on subordinated bonds	14,729	14,097
	Other interest	399	489
	CER adjustment	1,043	1,412
	Contribution to Deposit Guarantee Fund	9,309	7,336
	Other (Note 6.10.)	52,108	35,338
		338,784	301,726

	GROSS INTERMEDIATION MARGIN - GAIN	558,668	601,408

C.	PROVISION FOR LOAN LOSSES	39,909	35,198

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	24,106	17,872
	Related to deposits	239,777	165,323
	Other commissions	11,258	5,767
	Other (Note 6.11.)	113,711	69,450
		388,852	258,412

Jorge H. Brito
Chairperson

V

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		03/31/2011	03/31/2010

E.	SERVICE-CHARGE EXPENSE
	Commissions	22,426	14,700
	Other (Note 6.12.)	54,582	43,523
		77,008	58,223

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	315,329	256,290
	Directors' and statutory auditors' fees	6,949	2,750
	Other professional fees	18,213	15,718
	Advertising and publicity	14,707	8,253
	Taxes	26,076	18,006
	Depreciation of equipment	16,505	13,291
	Amortization of organization costs	12,319	8,940
	Other operating expenses (Note 6.13.)	65,837	50,945
	Other	4,719	4,350
		480,654	378,543

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	349,949	387,856

G.	OTHER INCOME
	Income from long-term investments	27,200	21,508
	Penalty interest	6,164	6,275
	Recovered loans and allowances reversed	12,591	22,502
	CER adjustments	21	34
	Other (Note 6.14.)	18,002	6,775
		63,978	57,094

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	5	8
	Charges for other receivables uncollectibility and other allowances	7,119	6,966
	Amortization of differences related to court orders	4,348	3,984
	Depreciation and loss of other assets	458	551
	Goodwill amortization	3,513	2,108
	Other (Note 6.15.)	5,631	5,793
		21,074	19,410

	NET INCOME BEFORE INCOME TAX - GAIN	392,853	425,540

I.	INCOME TAX (Note 4.)	135,200	179,500

	NET INCOME FOR THE PERIOD - GAIN	257,653	246,040

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011								03/31/2010
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	764,140		211	2,390,745	4,152,842	3,358,801

Net income for the period - Gain							257,653	257,653	246,040

Balances at the end of the period	594,485	398,750	4,511	764,140		211	2,648,398	4,410,495	3,604,841

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011	03/31/2010
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.4.)
Cash at beginning of the fiscal year	4,548,311	4,139,611
Cash at end of the period	4,934,761	4,448,526
Net increase in cash	386,450	308,915

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	46,327	1,192,037
Loans
To the financial sector	(7,154)	39,513
To the non-financial government sector	(10,834)	(132,455)
To the non-financial private sector and foreign residents	(423,264)	176,147
Other receivables from financial intermediation	(982,220)	(594,665)
Receivables from financial leases	(1,322)	36,510
Deposits
From the financial sector	2,051	(3,108)
From the non-financial government sector	305,842	327,009
From the non-financial private sector and foreign residents	838,393	188,234
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	2,612	(83,961)
Others (except liabilities included under financing activities)	894,248	(443,681)
Collections related to service-charge income	389,649	258,360
Payments related to service-charge expenses	(76,736)	(57,450)
Administrative expenses paid	(480,026)	(345,308)
Payment of organization and development costs	(19,515)	(16,370)
Net collections from penalty interest	6,159	6,267
Differences from payments related to court orders	(1,732)	(4,191)
Other collections related to other income and losses	11,564	7,413
Net payments from other operating activities	(21,742)	(21,994)
Payment of income tax	(8,912)	(44,176)
Net cash flows generated in operating activities	463,388	484,131

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011	03/31/2010
Investing activities
Net payments for bank premises and equipment	(16,126)	(8,657)
Net payments for other assets	(108,243)	(6,569)
Other collections for other investing activities		235
Net cash flows used in investing activities	(124,369)	(14,991)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(18,101)	(17,367)
Central Bank of Argentina
Other	130	28
Banks and International Institutions	23,735	(190,820)
Financing received from Argentine financial institutions	(447)	(595)
Net cash flows generated / (used) in financing activities	5,317	(208,754)

Financial income and holding gains on cash and cash equivalents	42,114	48,529

Net increase in cash	386,450	308,915

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of theses financial statements

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and in March 24, 2006, it listed its shares on the New York Stock Exchange.

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004 and 2006, the Bank acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. on December 2003, October 2007 and August 2009, respectively.

During fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A. Additionally, during fiscal year 2010, the Bank acquired control over Banco Privado de Inversiones S.A. (see Note 2.6).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos SGFCISA.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of March 31, 2011, and December 31, 2010, the deposits of the Misiones Provincial Government amounted to 1,017,973 and 900,550 (including 73,236 and 67,177 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of March 31, 2011, and December 31, 2010, the deposits of the Salta Provincial Government amounted to 790,316 and 719,785 (including 114,093 and 108,853 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of March 31, 2011, and December 31, 2010, the deposits of the Jujuy Provincial Government amounted to 495,103 and 516,077 (including 64,500 and 61,182 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. executed special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

In addition, on June 30, 2010, the services agreement with the Tucumán Provincial Government was extended through July 8, 2021.

As of March 31, 2011, and December 31, 2010, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 1,179,278 and 874,498 (including 312,033 and 298,841 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a joint venture agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” in which each hold 50% equity interest.  The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.

As of March 31, 2011, and December 31, 2010, the net assets of such joint ventures recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 12,513 and 7,797, respectively.

Also, as of March 31, 2011, and 2010, the net income recorded through the method mentioned in the previous paragraph, amounted to 8,474 and 2,385, respectively.

2.6.	Banco Privado de Inversiones S.A

On March 30, 2010, the Bank entered into an agreement to purchase 100% of the shares of Banco Privado de Inversiones S.A.

On September 9, 2010, the BCRA issued Resolution 198/2010 whereby it stated that there are no objections for Banco Macro S.A. to acquire 100% of Banco Privado de Inversiones S.A. capital stock and to transfer 1% thereof to Sud Inversiones y Análisis S.A. and 1% to Macro Securities S.A. Sociedad de Bolsa.

On September 20, 2010, 100% of the capital stock of Banco Privado de Inversiones S.A. was transferred to the Bank, which paid USD 23.3 million, out of which, USD 10.4 million is related to a guaranteed amount, as provided in the purchase agreement mentioned above.

As of such date, Banco Privado de Inversiones S.A’s assets and liabilities amounted to 403,686 and 368,034, respectively; consequently, shareholders' equity amounted to 35,652. Therefore, the Bank booked a positive goodwill amounting to 56,205, which arises from the difference between the total price of the transaction and Banco Privado de Inversiones S.A.’s shareholders’ equity as of such date, which will be amortized in ten years pursuant to BCRA rules.

On September 22, 2010, the Bank made an irrevocable capital contribution of 50,000 to Banco Privado de Inversiones S.A. as provided in Resolution No. 443 of the SEFyC (Financial Institutions and Foreign Exchange Regulatory Agency) dated September 15, 2010.
At the date of issuance of these financial statements, the National Commission of Competition Defense has not issued in this respect; however, Bank Management estimates that the situation will be resolved favorably.

During December 2010, Banco Privado de Inversiones S.A. transferred loans (mainly credit cards) to Banco Macro S.A. in the amount of 230,468.

On December 20, 2010, Banco Macro S.A. sold 366,590 of Banco Privado de Inversiones S.A. common shares to Sud Inversiones y Análisis S.A. and another 366,590 to Macro Securities S.A. Sociedad de Bolsa for a total amount of 740. Consequently, Banco Macro S.A. holds 98% of Banco Privado de Inversiones S.A.’s capital stock.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with BCRA rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under BCRA rules, the balance sheet as of March 31, 2011, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2011, are presented comparatively with those of the same period in the prior fiscal year.

By means of Communiqués “A” 5180, as supplemented, the BCRA introduced amendments to the accounting criteria of nonfinancial government sector securities and instruments issued by the BCRA from March 1, 2011. As a result, certain accounts and items on the balance sheet as of December 31, 2010, and on the statements of income and cash flows for the three-month period ended March 31, 2010, as well as the certain supplementary information, were reclassified due to the application of such communiqués solely for comparative purposes with these financial statements.

3.2.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and BCRA Communiqué “A” 3921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of the period and the year, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the BCRA´s dealing room. Foreign exchange differences were recorded in the statement of income for those dates.

b)	Government and private securities:

b.1)	Government securities – Holdings booked at market value and under repurchase agreements:

As of March 31, 2011, and December 31, 2010, they were valued at the quoted prices or present values reported by the BCRA, as the case may be. Differences in quoted prices and present values were recorded in the statement of income for the period and fiscal year, respectively.

Additionally, as of December 31, 2010, the holding that the BCRA reported at present value —which were booked, as of that date, under “Unlisted government securities”— were valued following the guidelines in BCRA Communiqué “A” 4898, as amended, considering the present values reported by the BCRA, book values and the use of the relevant offset accounts.

b.2)	Government securities - Holdings booked at amortized cost:

As of March 31, 2011, as set forth in BCRA Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security as of March 1, 2011, or the subsequent acquisition date, as the case may be.

As of December 31, 2010, as set forth in BCRA Communiqué “A” 4898, as amended, those holdings were recorded at book value as of January 31, 2009, or the subsequent acquisition cost, net of the financial interest collected after that date and the related offset account. Accrued interest and, as the case may be, the adjustment resulting from applying the CER (benchmark stabilization coefficient) were booked in such offset account. As of December 31, 2010, these holdings were booked under “Unlisted government securities”.

As of March 31, 2011, the present value calculated by the Bank for these securities amounts to 49,623.

b.3)	Listed instruments issued by the BCRA– Holdings booked at market value:

Holdings in the proprietary portfolio and those received from repurchase agreements were valued according to the effective quoted market value for each instrument on the last business day of each period and year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b.4)	Instruments issued by the BCRA – Holdings booked at amortized cost:

Holdings in the proprietary portfolio and those received from repurchase agreements with no volatility published by the BCRA, were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were charged to income for the period and year, respectively.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of March 31, 2011, and December 31, 2010, as set forth in BCRA Communiqués “A” 4898, “A” 5180 and as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the specific acquisition value of each security, increased by accrued income, net of the related offset account, compared in turn with the present values reported by the BCRA.

As of March 31, 2011, and December 31, 2010, the present value reported by the BCRA for these securities amounted to 254,801 and 280,316, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Government securities - Holdings booked at amortized cost: as explained in Note 3.3.b.2).

e.2)	Guaranteed loans: as explained in Note 3.3.c).

e.3)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of the period and year, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering BCRA Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - contingent commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each period and year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each period and year, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.
Listed: they were valued at the effective quoted prices for each of them on the last business day of each period and year, respectively. Differences in quoted market values were recorded in the statement of income as of those dates.

ii.	Unlisted: they were valued at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.
Debt securities: they were valued as provided by BCRA Communiqué “A” 4414, at their cost value increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 3.3.a), as the case may be.

ii.
Debt securities in Galtrust financial trust: they were valued as provided by BCRA Communiqué “A” 5180, as amended, at the quoted price effective at the last business day of the period, in the appropriate proportion.

iii.
Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trust: they were valued based on the cost paid by of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of the redemptions made by the abovementioned banks, in its capacity as beneficiary of the certificates of participation. As of March 31, 2011, and December 31, 2010, an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

iv.
Other certificates of participation: they were stated at amortized value increased, as the case may be, by interest accrued until the last business day of each period and year, respectively, translated into Argentine pesos according to the method described in Note 3.3.a), as the case may be.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by BCRA Communiqué "A" 4414 and supplementary regulations.

h.5)	Non-subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as period-end and year-end, respectively, translated into pesos pursuant to the method described in Note 3.3.a), as the case may be.

i)	Receivables from financial leases:

In accordance with BCRA Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

As of March 31, 2011, and December 31, 2010, the effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentina financial market. These transactions are distributed among the Bank’s customers and there are no pre-established contingent installments or automatic renewal clauses.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 3.2., less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in Note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparos (constitutional rights protection actions) and the amount recorded under BCRA rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in BCRA Communiqué “A” 3916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

In addition, the BCRA informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid.

m)	Valuation of derivatives:

m.1)
Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period-end and year-end, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of each period-end and year-end, respectively. Differences in quoted market values were recorded in the statement of income as of the period and fiscal year, respectively.

m.4)	Put options purchased / call options sold: valued at the agreed-upon exercise price.

See also Note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each period-end and year-end, respectively, converted into pesos pursuant to the method described in Note 3.3.a).

q)	Shareholders’ equity accounts:

They are restated as explained in Note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in Note 3.2., was included in the Adjustments to Shareholders’ Equity account.

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the period ended March 31, 2011, and 2010 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
The accounts reflecting the effects on income from sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.4.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts as of March 31, 2011, December 31, and March 31, 2010:

	03/31/2011	12/31/2010	03/31/2010

Cash	4,109,028	4,295,882	4,332,743

Government and private securities
Holdings booked at market value			115,783
Instruments issued by Central Bank of Argentina	825,733	252,429
Cash and cash equivalents	4,934,761	4,548,311	4,448,526

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of March 31, 2011, and 2010, the Bank estimated an income tax charge of 135,200 and 179,500, respectively; hence, no minimum presumed income tax should be assessed for the years ended on such date (see also Note 6.6).

Additionally, as of March 31, 2011, the Bank made income tax prepayments for 319,889 for the 2010 fiscal year, which were recorded in the Other receivables account.

5.	DIFFERENCES BETWEEN BCRA RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Argentine current professional accounting standards differ, in certain valuation and disclosure aspects, from BCRA accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows.

5.1.	Valuation standards

The main items with differences in valuation matters as of March 31, 2011, and December 31, 2010, are as follows:

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to income	to equity		to income
Item	03/31/2011	12/31/2010	03/31/2011	03/31/2011	12/31/2010	03/31/2011

Government securities and assistance to the government sector (a)

Holdings of government securities booked at amortized cost	9	11,658	(11,649)	(442)	17,279	(17,721)

Instruments issued by the BCRA booked at amortized cost	(8,822)	(17,750)	8,928	(9,332)	(18,427)	9,095

Guaranteed loans – Presidential Decree No. 1,387/01	(22,927)	(14,797)	(8,130)	(22,933)	(14,806)	(8,127)

Business combinations (b)

Acquisition of Nuevo Banco Bisel S.A.	(117,999)	(119,165)	1,166	(117,999)	(119,165)	1,166

Other	(69,666)	(71,453)	1,787	(69,666)	(71,453)	1,787

Interests in other companies (c)	3,990	8,600	(4,610)

Intangible assets – Organization and development expenses (d)	(49,657)	(52,273)	2,616	(50,808)	(53,544)	2,736

Deferred assets – Income tax (e)	47,261	35,195	12,066	53,369	40,131	13,238

Other assets (f)	(3,754)	1,680	(5,434)	(3,754)	1,680	(5,434)

Liabilities – Provisions (g)	(52,461)	(51,362)	(1,099)	(52,461)	(51,362)	(1,099)

Total	(274,026)	(269,667)	(4,359)	(274,026)	(269,667)	(4,359)

(a)
Holdings of government securities, instruments issued by the BCRA  and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the BCRA, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in notes 3.3.b.2), 3.3.b.4) and 3.3.c). Pursuant to professional accounting standards, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, BCRA current regulations establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, although they do allow booking provisions to cover fluctuations in the valuation of certain instruments. Professional accounting standards require that assets in general be compared with their recoverable value every time financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(b)
Business combinations: under the standards set forth by BCRA, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, BCRA standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, BCRA Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that created such negative goodwill.

(c)	Subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepare its financial statements in conformity with BCRA rules, which differ from professional accounting standards.

(d)
Intangible assets: the Bank and its subsidiaries capitalized under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the reimbursement of certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. According to professional accounting standards, the above mentioned amounts are charged to expense and the book value of surpluses paid should decrease to their recoverable value. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable.

(e)
Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following deferred tax method, recognizing (as a receivable or payable) the tax effect of temporary differences between book and tax valuation of assets and liabilities, and subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

(f)
The Bank recorded interest rate swap agreements in conformity with the BCRA accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

(g)
The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with BCRA indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

If professional accounting standards would have been applied, the Bank’s shareholders' equity as of March 31, 2011, and December 31, 2010, would have decreased by around 274,026 and 269,667, respectively. Consequently, income for the periods ended March 31, 2011, and 2010, would have decreased by 4,359 and 175,163, respectively.

5.2.	Disclosure standards

a)
The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by professional accounting standards.

b)
The Bank did not disclose the income tax accrual offset by income tax prepayments. As required by professional accounting standards, the related items should be disclosed net when offsetting them in the future is legally possible and the entity is either intending or under an obligation to do so.

c)
The Bank keeps under Intangible assets, positive goodwills (related to Banco del Tucumán S.A., Banco Privado de inversions S.A. and the merger of Nuevo Banco Bisel S.A.). According to professional accounting standards, considering the statements in Note 5.1.b), such goodwills should be disclosed under Goodwill.

d)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards.

e)	The Bank has not presented the information on earnings per share, certain information about goodwill, related parties or other reporting requirements for nonbanking institutions.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

6.1)	Loans - Other

	03/31/2011	12/31/2010

Other loans	2,182,723	2,136,452
Export financing and prefinancing	1,146,327	1,071,335
	3,329,050	3,207,787

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	287,526	287,524
Debt securities in financial trusts	241,415	260,459
Other		279
	528,941	548,262

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.3)	Other receivables – Other

	03/31/2011	12/31/2010

Tax prepayments	321,842	311,012
Sundry receivables	158,754	149,049
Security deposits	49,334	44,280
Advanced payments	45,694	30,855
Other	10,015	9,269
	585,639	544,465

6.4)	Deposits - Other

Expired time deposits	361,005	313,094
Unemployment fund for workers of the construction industry	96,438	92,238
Attachments	42,716	38,981
Security deposits	1,978	1,956
Special deposits related to inflows of foreign funds	1,385	1,981
Other	28,291	35,048
	531,813	483,298

6.5)	Other liabilities from financial intermediation - Other

Purchase financing payables	237,752	231,345
Other payment orders pending settlement	154,132	401,481
Other withholdings and additional withholdings	128,995	134,163
Collections and other transactions on account and behalf of others	85,395	106,222
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see Note 7.1.e))	77,500	77,500
Miscellaneous not subject to minimum cash requirements	66,963	67,503
Miscellaneous subject to minimum cash requirements	49,295	60,589
Retirement pension payment orders pending settlement	46,647	28,825
Other	28,381	17,583
	875,060	1,125,211

6.6)	Other Liabilities - Other

Taxes payable	521,134	384,304
Miscellaneous payables	72,013	58,868
Salaries and payroll taxes payable	53,950	77,318
Withholdings on salaries	13,735	18,929
Prepayment for the sale of assets	12,690	12,705
	673,522	552,124

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

	03/31/2011	12/31/2010

Checks and securities in custody	2,660,644	3,018,156
Checks not yet collected	959,390	916,897
Managed portfolios (see Note 12)	333,571	336,034
Checks and securities to be debited	313,798	296,668
Checks and securities to be collected	119,336	117,271
	4,386,739	4,685,026

6.8)	Financial income – Net income from government and private securities

	03/31/2011	03/31/2010

Net income from government securities	143,459	356,022
Net income from participation in financial trusts	4,506	3,508
Other	4,263	3,496
	152,228	363,026

6.9)	Financial income – Other

Interest on loans for export prefinancing and financing	5,649	6,555
Premiums on reverse repurchase agreements with the financial sector	2,902	5,926
Other	1,103	3,093
	9,654	15,574

6.10)	Financial expense – Other

Turnover tax	47,930	31,987
Premiums on repurchase agreements with the financial sector	2,863	1,621
Other	1,315	1,730
	52,108	35,338

6.11)	Service-charge income - Other

Debit and credit card income	68,880	44,436
Service commissions – joint ventures (see Note 2.5)	15,617	4,672
Rental of safe deposit boxes	11,786	5,838
Other	17,428	14,504
	113,711	69,450

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.12)	Service-charge expense - Other

	03/31/2011	03/31/2010

Debit and credit card expense	27,753	17,538
Turnover tax	14,050	8,245
Loan origination fees	6,599	4,868
Other	6,180	12,872
	54,582	43,523

6.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	19,982	16,385
Security services	17,428	12,080
Electric power and communications	12,850	9,881
Leases	10,580	8,276
Stationery and office supplies	2,619	2,465
Insurance	2,378	1,858
	65,837	50,945

6.14)	Other income - Other

Services provided to Banco del Tucumán S.A.	1,681	1,449
Other adjustments and interest on other receivables	1,334	1,365
Gain on transactions or sale of bank premises and equipment, and other assets	1,164	1,450
Other	13,823	2,511
	18,002	6,775

6.15)	Other expense – Other

Donations	2,836	2,095
Turnover tax	749	464
Other	2,046	3,234
	5,631	5,793

7.	RESTRICTED ASSETS

As of March 31, 2011, and December 31, 2010, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 35,880 and 40,598 (face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the Note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b)
BCRA Notes (NOBACs) for 741 and 22,097 (for a face value of 720 and 21,410), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (ROFEX) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs for an amount of 7,823 and 7,844 (for a face value of 7,600), respectively used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises (Mipymes) received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	NOBACs for 6,037 and 5,501 (for a face value of 5.865 and 5,330), respectively, used to perform interest rate swap transactions, through MAE.

e)
Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, for an amount of 78,440 and 79,200 (face value of 80,000), respectively, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of the price to that company and fulfillment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its settlement, which will be made before the expiration of the 15-year term as from the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

f)	Other government and private securities for 1,409 and 1,462, respectively.

7.2)	Loans:

Agreements for loans backed by pledges and unsecured loans for 1,038 and 2,599, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

7.3)	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities, for an amount of 268,857 and 260,331, respectively.

b)
Contributions to the Risk Fund of Garantizar SGR (mutual guarantee association) for 10,323 and 10,170, respectively, resulting from a contribution made by the Bank on December 21, 2009, in its capacity as contributory partner of that company. Such contribution may be fully or partially reimbursed once two and three years have elapsed from the date of contribution.

c)
Contribution to the Risk Fund of Macroaval SGR for 5,527 and 5,622, respectively, resulting from a contribution made by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two and three years have elapsed from the date of contribution.

7.4)	Other receivables:

a)	Security deposits related to credit card transactions for 39,186 and 34,552, respectively.

b)	Other security deposits for 10,148 and 9,728, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Company de Bolsa	Other subsidiaries and related parties (1)	03/31/2011	12/31/2010

ASSETS

Cash			3,148			3,148	3,090

Loans					45,256	45,256	51,676

Other receivables from financial intermediation				22,052		22,052	125,451

Receivables from financial leases				6,045	2,139	8,184	2,124

Other receivables	68	2,798				2,866	1,276

Items pending allocation	6					6	83

Total assets	74	2,798	3,148	28,097	47,395	81,512	183,700

LIABILITIES

Deposits		137	12	11,344	383,578	395,071	205,651

Other liabilities from financial intermediation				9,482		9,482	128,779

Other liabilities	273	98				371

Total liabilities	273	235	12	20,826	383,578	404,924	334,430

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent					113	113	1,162

Debit-balance accounts –Control			114,039		135,075	249,114	382,288

Credit-balance accounts – Contingent	923			2,213		3,136	3,136

Credit-balance accounts – Derivates							99,413

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Company de Bolsa	Other subsidiaries and related parties (1)	03/31/2011	03/31/2010

INCOME / (LOSS)

Financial income		1			98	99	1,789

Financial expense	(1,257)				(1,746)	(3,003)	(1,179)

Service-charge income	7		4	8	217	236	245

Administrative expenses		(81)				(81)

Other income	1,801					1,801	1,569

Total income / (loss)	551	(80)	4	8	(1,431)	(948)	2,424

(1)
Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of March 31, 2011, and 2010, the net intermediation income from such transaction generated earnings for the Bank of around 7 and 22, respectively.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2011, amounts to 594,485. Since December 31, 2007, the Bank’s capital stock has changed as follows:

As of December 31, 2007	683,979

- Capital stock decrease approved by the Shareholders’ Meeting of April 21, 2009 (a)	(60,000)

- Capital stock increase approved by the Shareholders’ Meeting of May 27, 2009 (b)	1,148

- Capital stock decrease approved by the Shareholders’ Meeting of September 10, 2009 (c)	(30,642)

As of March 31, 2011	594,485

(a)
Related to the capital stock reduction by 60,000,000 registered Class B shares, entitled to 1 vote each, with a face value of Ps. 1 per share. These shares formed part of the Bank’s portfolio and were acquired under Law No. 17,811, section 68, as a result of the international macroeconomic context and fluctuations that the capital market went through in general. On April 21, 2009, and after BCBA authorization, the Bank’s General Regular and Special Shareholders’ Meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the IGJ registered, and the BCRA consented to the capital stock reduction.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(b)
Related to the capital stock increase through the issuance of 1,147,887 of new common, registered Class B shares, each one entitled to one vote, with a face value of Ps. 1 per share, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the merger process with such bank.

(c)
Related to the capital stock reduction by 30,641,692 registered Class B shares, entitled to 1 vote each, with a face value of Ps. 1 per share. Such shares formed part of the Bank’s portfolio and were acquired under Law No. 17,811, section 68 for the same reasons mentioned in paragraph (a) above. On September 10, 2009, the Bank’s General Special Shareholders’ Meeting approved such capital stock reduction, subject to the BCBA's consent. On November 23 and December 29, 2009, and January 15 and March 25, 2010, the BCBA, consented to such capital stock reduction, the CNV approved it, the IGJ registered it, and the BCRA was made aware thereof.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual value as of 03/31/2011		03/31/2011	12/31/2010

Subordinated – Class 1	USD	150,000,000	(a.1)	USD	150,000,000	624,755	598,470

Non Subordinated – Class 2	USD	150,000,000	(a.2)	USD	106,395,000	437,220	437,986

Non Subordinated – Class 3	USD	100,000,000	(a.3)	USD	63,995,000	203,774	198,478

Total						1,265,749	1,234,934

(a)
On September 1, 2006 and June 4, 2007, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the Notes will be neither fall due and payable if: (i) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the BCRA; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from BCRA under Article 17 of BCRA Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the BCRA; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576.

The Bank used the funds derived from such issuance to grant loans.

a.2)
On January 29, 2007, the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.  Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

a.3)
On June 7, 2007, the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked Notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year.

Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in a.1) through a.3).

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In addition, on April 26, 2011, the General Regular Shareholder´s Meeting approved increase of the maximum amount of the Global Program for the Issuance of Simple Corporate Bonds, as mentioned in section (b), from USD 700,000,000 (seven hundred million U.S. dollars) to USD 1,000,000,000 (one billion U.S. dollars), or its equivalent amount in other currencies, as stipulated in the original Program or any lower amount, as determined in due time by Bank´s Management.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by BCRA rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Call and put options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.3.h.1), 3.3.h.2) and 3.3.m).

Positions of transactions effective as of March 31, 2011, and December 31, 2010, are as follows:

Transaction	03/31/2011	12/31/2010

Net liability position of repurchase agreements	(2,071,610)	(2,248,852)

Net asset position of forward transactions without delivery of the underlying asset (a)	2,039	319,046

Interest rate swaps (b)	157,406	157,066

Position of put options sold on BODEN 2012 and 2013 coupons (c)	55,809	54,475

Position of put options taken (d)	40,038

Net income (loss) resulting from these transactions for the periods ended March 31, 2011, and 2010, amount to (loss) / income:

Transaction	03/31/2011	03/31/2010

Premiums on reverse repurchase agreements	2,913	5,933

Premiums on repurchase agreements	(2,863)	(1,621)

Interest rate swaps	(575)	(986)

Forward foreign-currency transactions offset	352	2,342

Transactions with options	38	947

Total	(135)	6,615

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, as of December 31, 2010, the Bank had forward Badlar rate trading transactions, (offsetting sales and purchases) which are agreed through MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their listed price upon maturity; the underlying asset is not delivered or received.

(b)	Related to the following interest rate swap transactions:

i.
The Bank and the BCRA agreed swap agreements entitling the Bank to collect, an a monthly basis, the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of thousands of 115,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in BCRA Communiqué “A” 4776, as supplemented.

ii.
Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of thousands of 42,406 and 42,066, respectively.

(c)
Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)
This is related to a put option taken of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series XVI and which may be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on March 29, 2011, with Banco de Servicios y Transacciones S.A. The initial price was set at 40,000, which will accrue a minimum applicable rate of 17.5%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta Provincial Government entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of March 31, 2011, and December 31, 2010, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,335 and 14,214, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy Provincial Government, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of March 31, 2010, and December 31, 2010, the loans portfolio managed amounts to 42,691 and 42,603, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of March 31, 2011, and December 31, 2010, the loans portfolio managed amounts to 78,962 and 62,885, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, BCRA Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of March 31, 2011, and December 31, 2010, the portfolio managed by the Bank amounted to 97,682 and 99,833, respectively.

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of March 31, 2011, and December 31, 2010, the portfolio managed by the Bank for principal and accrued interest amounted to 58,428 and 58,467, respectively.

f)	As of March 31, 2010 and December 31, 2010, the Bank had under its management other portfolios for total amounts of 41,473 and 58,032, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

13.	MUTUAL FUNDS

As of March 31, 2011, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and securities from the following mutual funds:

Fund	Interest in Mutual Funds	Shareholders’ equity	Assets (1)

Pionero Pesos	388,555,457	562,439	414,572

Pionero Renta Ahorro	45,023,023	76,180	73,385

Pionero Latam	1,809,432	8,913	8,262

Pionero F.F. – Fideicomiso Financieros	58,357,963	86,362	87,835

Pionero Renta	35,423,938	124,567	117,753

Pionero Acciones	1,394,508	4,473	4,310

Pionero Renta Dólares	6,709,759	14,004	12,680

Pionero América	357,945	1,807	1,669

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 9.9891% equity interest therein, according to the percentages set forth in BCRA Communiqué “B” 10060 of April 4, 2011.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by BCRA, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, BCRA established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of March 31, 2011, and December 31, 2010, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 223,832, as of both dates) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Financial Trust	03/31/2011	12/31/2010

Certificates of participation:
TST & AF (a)	55,827	54,777
Tucumán (b)	63	63
Other (c)	7,804	8,852
Subtotal certificates of participation	63,694	63,692

Debt securities:
Underwriting agreements (d)	88,046	54,566
Created by Decree 976-01 (e)	51,909	51,763
San Isidro (f)	39,666	87,920
Galtrust (g)	28,018	32,874
Chubut oil & gas royalties (h)	24,842	24,313
Other	8,934	9,023
Subtotal debt securities	241,415	260,459
Total	305,109	324,151

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Sud Inversiones y Análisis S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully dispose of.

As of March 31, 2011 and December 31, 2010, the Bank is a direct beneficiary of 53.34% of the certificates of participation issued by the TST & AF Trust. (see also Note 7.1.(a) to the consolidated financial statements).

On January 20, 2011, TST & AF Trust acquired 100% of certificates of participation of San Isidro Trust.

As per the latest accounting information available to date, corpus assets amounted to about 93,908.

(b)	Tucumán Trust

On August 31, 2005, Federalia S.A. de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The purpose of the trust was to collect debt securities issued by the trust “Fideicomiso República” and settle the certificates of participation issued.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On June 6, 2008, partial settlements were made and part of the certificates were sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As per the latest accounting information available to date, corpus assets amounted to about 8,744.

This trust will end with the full settlement of the certificates of participation.

(c)	Other

Including Bisel Trust, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of March 31, 2011, and December 31, 2010, Banco Macro S.A., is beneficiary of 100% of the certificates issued by such trust. Additionally, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(d)
It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements, such as Consubond, Tarjeta Shopping, Rizzibono and Fidebica, among others. The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(e)	Created by Decree 976-01 Trust

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement that created the financial trust “Fideicomiso Creado por Decreto 976-01”.

The purpose thereof is the development of projects, works, services and maintenance on road and railway infrastructure in rural and semirural areas, among others. The trust revenues (corpus assets) arise, mainly, from collecting tax on gas oil, equivalent to 22% of the price per liter. Such tax was created by Law No. 26,028 and its effective term was subsequently extended until 2024 by Law 26,422.

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for less than 2% of the trust issues.

(f)	San Isidro Trust

On June 4, 2001, San Isidro Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Thus, the trust was required to sell the corpus assets in the same condition they were when received and use their proceeds to settle the certificates of participation in order of priority assigned to each. Subsequently, a real estate urbanization project was undertaken prior to the sale of the real property.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company, offering a security thereon.

Additionally, the Bank entered into an agreement for the subscription and payment of debt securities, whereby as of the date of these financial statements it undertook to subscribe nominal values of USD 20,700,000.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 102,384.

(g)	Galtrust Financial Trust

On October 13, 2000, Banco de Galicia y Buenos Aires S.A. (trustor) and First Trust of New York N.A., permanent representation in Argentina (financial trustee), organized Galtrust I financial trust. The purpose of the trust is to collect the corpus assets (BOGAR 2018) and settle the debt securities and certificates of participation issued.

BOGAR 2018 arise from the exchange of loans in US dollars granted by the trustor to several provincial governments in Argentina, secured with Federal Tax Revenue Sharing System, under Presidential Decree No. 1,579 issued on August 27, 2002.

As of the date of issuance of these financial statements, the Bank is the beneficiary of the 13% of the debt securities in force.

(h)	Fideicomiso Chubut oil & gas royalties

On July 6, 2010, the Province of Chubut (trustor) and Banco de Valores S.A. (trustee) entered into a trust agreement that created the financial trust “Fideicomiso Chubut regalías hidrocarburíferas” (Fideicomiso Chubut oil & gas royalties).

The purpose of such trust is to finance production projects, infrastructure works in the province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector. Trust revenues (corpus assets) arise mainly from credits resulting from the assignment, by the Province in favor of the trustee, of the rights on such oil & gas royalties collected by the appointed concessionaire (Pan American Energy LLC., Argentine Branch).

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for 4% of the trust issues.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

According to the latest accounting information available as of the date of issue of these financial statements, the corpus assets managed totaled 6,219 as of both dates.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of March 31, 2011, and December 31, 2010, the trusts’ assets managed amount to 262,376 and 273,508, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors for the following main purposes:

(a)
Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, other trusts manage specific assets, mainly real property.

As of March 31, 2011, and December 31, 2010, the trusts’ assets managed amount to 286,508 and 254,567, respectively.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for March 2011 are listed below, indicating the balances as of month-end of the related accounts:

Item	03/31/2011

Cash
Cash on hand	1,465,339
Amounts in BCRA accounts	2,401,800

Other receivables from financial intermediation
Special guarantee accounts with the BCRA	268,857
Total	4,135,996

18.	TAX CLAIMS

AFIP (Federal Public Revenue Agency) has reviewed the tax returns filed by the Bank related to income tax and minimum presumed income tax for prior years.

Additionally, provincial tax authorities have reviewed other taxes (mainly turnover tax) for prior fiscal years.

The most significant claims arising from the previous paragraphs are detailed below:

a)
AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On June 29 and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

b)
The Buenos Aires City Tax Authorities (DGR CABA) attributed turnover a tax difference to Banco Macro S.A. for tax period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in favor of the Bank.

c)
The Buenos Aires Province Tax Authorities (DGR ARBA) attributed a turnover tax difference to Banco Macro S.A. in relation to period 2002 and 2006. On May 5, and October 14, 2008, the Bank filed its defense brief which was dismissed. Subsequently, two appeals were filed with the Province of Buenos Aires Tax Appeal Court, which are still pending judgment.

In August 2010, the Bank partially joined the program under Law 12,914, Regulatory Resolution No. 35/2010.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management and its legal and tax advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

During the year 2008 the financial markets of the world's leading countries were rocked by volatility, lack of liquidity and credit. Consequently, a worldwide economic deceleration was evidenced by stock indexes on international markets. Instead, in early 2009, although signs of a tendency towards normalcy or initiation of a globaleconomic recovery are not consolidated, this situation began turning around, showing signs of stabilization and registering improvements in financial markets and a decrease in market volatility. However, they have not fully recovered and there are still high volatility levels.

In Argentina, stock markets had shown decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the mentioned economic deceleration began to show. Furthermore, on October, 2008, the AFJP (private pension fund managers) system was brought to an end. Starting from the second half of 2009, the abovementioned situation began a reversal process as the country risk premium has dropped, government securities registered significant rises in their listed prices and the foreign exchange and interest rates reduced their volatility. Subsequently, during the second quarter of 2010, the Argentine Government restructured the most of the government debt that had not been restructured upon the 2005 exchange.

The Bank’s Management permanently monitors the change of the abovementioned situations, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

The accompanying financial statements should be read considering the circumstances previously mentioned.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the BCRA and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As mentioned in Notes 3.3.l.2), under BCRA Communiqués “A” 3916 and “A” 4686, as of March 31, 2011, and December 31, 2010, the Bank continued capitalizing in “Intangible assets” the amounts of 49,657 and 52,273 at stand-alone level, respectively, and a total of 51,828 and 54,680 at consolidated level, respectively, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision.

Additionally, as of March 31, 2011, and December 31, 2010, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 10,006 and 9,818 at the stand-alone level, respectively, and a total of 14,852 and 14,473 at consolidated level, respectively. Considering what has been mentioned in Note 3.3.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	The Bank´s General Regular Shareholder´s meeting of April 26, 2011 resolved:

a.1) Apply 202,086 out of Unappropriated retained earnings to increase the legal reserve corresponding to 20% of income for the year ended December 31, 2010, in accordance with the provisions of BCRA.

a.2) Apply 58,146 out of Unappropriated retained earnings to set an special reserve for interest to be paid upon the maturities taking place in June and December 2011, as established in the issuance conditions for the series of Class 1 Corporate Bonds mentioned in Note 10.a.1) and as established by the BCRA through its Communiqué “A” 4576.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

a.3) Distribute cash dividends in the amount of 505,312. Such distribution was previously authorized by the BCRA.

b)
Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

c)
Through Communiqué “A” 5072, the BCRA established the general procedure to admit the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the BCRA, provided there are no records of the Bank having received financial aid from the BCRA due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, Unappropriated retained earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the BCRA, as the case may be, of government debt securities and/or instruments issued by the BCRA not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of required capital minimum considering, for this purpose only, an increasing adjustment of 30% the required amount and deducting the abovementioned adjustments, the capitalized amount for minimum presumed income tax and the reserves used to compensate instruments representing long-term debt liable to forming part of the Bank’s computable equity.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the BCRA's prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in Note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2011 AND DECEMBER, 31 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011		12/31/2010	03/31/2011
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position
GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 2,75% - Maturity: 2014	197,994	197,994	201,915	197,852		197,852
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013	45,738	45,738	46,350	45,738		45,738
Secured bonds under Presidential Decree No. 1,579/02	39,273	39,273	40,724	36,916		36,916
Federal government bonds in US dollars at Libor - Maturity: 2012	34,673	34,673	34,427	(1,154)	18,422	17,268
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017	18,141	18,141	17,498	18,141		18,141
Federal government bonds in pesos at variable rate - Maturity: 2013	7,316	7,316	7,523	7,316		7,316
Federal government bonds in US dollars at 7% - Maturity: 2017	4,653	4,653	1,026	(93)		(93)
Federal government bonds in pesos - Maturity 2014	4,159	4,159	3,674	4,159		4,159
Consolidation bonds in pesos - Sixth series	1,511	1,511	19,163	(19)		(19)
Par bonds denominated in pesos - Maturity: 2038	963	963	519	973		973
Other	3,446	3,446	5,046	(1,771)	37,387	35,616
Subtotal holdings booked at market value		357,867	377,865	308,058	55,809	363,867

Government securities under repo transactions with Central Bank of Argentina
- Local
Discount bonds denominated in pesos - Maturity 2033	1,724,824	1,724,824
Federal government bonds in US dollars at 7% - Maturity: 2013			2,299,088
Subtotal government securities under repo transactiones with Central Bank of Argentina		1,724,824	2,299,088

Holdings booked at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 04-28-2011		49,603		49,603		49,603
Province of Buenos Aires Treasury Bills in pesos - Maturity: 03-31-2011			50,084
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-27-2011			49,575
Others
Subtotal Holdings booked at amortized cost		49,603	99,659	49,603		49,603

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2011 AND DECEMBER, 31 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011		12/31/2010	03/31/2011
Name	Market Value or Present Value	Book balance	Book balance	Position Without Options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-27-11	190,452	190,452
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-12		150,343
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-20-11			12,212
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-30-11			7,027
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		340,795	19,239

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-02-11			176,545
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-12-11			105,591
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-19-11			5,476
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-23-11			48,467
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-16-11			19,708
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-28-10
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio			355,787

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-02-11			147,361
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-09-11			2,016
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-16-11			1,951
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio			151,328

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 11-09-11	673,595	673,595		673,595		673,595
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-20-11	540,020	540,020		540,020		540,020
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 08-17-11	298,323	298,323		298,323		298,323
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 11-23-11	257,175	257,175		257,175		257,175
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 12-14-11	152,565	152,565		152,565		152,565
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-18-11	3,045	3,045	3,048	3,045		3,045
Subtotal Central Bank of Argentina Notes at market value - Own portfolio		1,924,723	3,048	1,924,723		1,924,723

Subtotal Instruments issued by the Central Bank of Argentina		2,265,518	529,402	1,924,723		1,924,723

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2011 AND DECEMBER, 31 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011		12/31/2010	03/31/2011
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,265,518	529,402	1,924,723		1,924,723

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 06-08-11			18,313
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-13-11			9,083
Subtotal Central Bank of Argentina Notes - Under repo Transactions			27,396

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-26-11		588,542	610,879	588,542		588,542
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-11-11		412,084	409,140	412,084		412,084
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 10-05-11		310,575		310,575		310,575
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-13-11		293,379	309,625	293,379		293,379
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-13-11		282,492	303,436	282,492		282,492
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 08-24-11		204,804		204,804		204,804
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 08-03-11		154,539		154,539		154,539
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-27-11		20,503		20,503		20,503
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-05-11			502,915
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-26-11			472,384
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 02-16-11			203,937
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-30-11			40,319
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio		2,266,918	2,852,635	2,266,918		2,266,918
Total Instruments issued by the Central Bank of Argentina		4,532,436	3,409,433	4,191,641		4,191,641
Total Government securities		6,664,730	6,186,045	4,549,302	55,809	4,605,111

Total government and private Securities		6,664,730	6,186,045	4,549,302	55,809	4,605,111

(1) Position without options as of March 31, 2011, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and  "spot and forward sales pending settlement". For the securities the book values of which differ from the market values, the latter is considered for the purposes of the calculation described above.

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011	12/31/2010

COMMERCIAL

In normal situation	8,094,810	7,495,345
With Senior “A” guarantees and counter-guarantees	239,386	314,659
With Senior “B” guarantees and counter-guarantees	1,048,971	971,097
Without Senior guarantees or counter-guarantees	6,806,453	6,209,589

Subject to special monitoring	34,013	36,240
In observation
With Senior “B” guarantees and counter-guarantees	5,765	5,690
Without Senior guarantees or counter-guarantees	9,236	10,745
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees		547
Without Senior guarantees or counter-guarantees	19,012	19,258

Troubled	3,484	2,799
With Senior “B” guarantees and counter-guarantees	2,453	1,791
Without Senior guarantees or counter-guarantees	1,031	1,008

With high risk of insolvency	22,131	23,104
With Senior “A” guarantees and counter-guarantees
With Senior “B” guarantees and counter-guarantees	16,769	15,990
Without Senior guarantees or counter-guarantees	5,362	7,114

Irrecoverable	21,280	63,400
With Senior “B” guarantees and counter-guarantees	7,036	3,890
Without Senior guarantees or counter-guarantees	14,244	59,510

Subtotal Commercial	8,175,718	7,620,888

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011	12/31/2010

CONSUMER

Performing	8,635,172	7,952,155
With Senior “A” guarantees and counter-guarantees	29,942	26,962
With Senior “B” guarantees and counter-guarantees	689,652	678,048
Without Senior guarantees or counter-guarantees	7,915,578	7,247,145

Low risk	113,610	94,445
With Senior “A” guarantees and counter-guarantees	53	75
With Senior “B” guarantees and counter-guarantees	9,649	8,794
Without Senior guarantees or counter-guarantees	103,908	85,576

Medium risk	70,810	64,009
With Senior “A” guarantees and counter-guarantees	94
With Senior “B” guarantees and counter-guarantees	4,589	6,876
Without Senior guarantees or counter-guarantees	66,127	57,133

High risk	111,321	116,223
With Senior “A” guarantees and counter-guarantees		6
With Senior “B” guarantees and counter-guarantees	6,980	8,532
Without Senior guarantees or counter-guarantees	104,341	107,685

Irrecoverable	51,395	50,318
With Senior “B” guarantees and counter-guarantees	12,956	12,469
Without Senior guarantees or counter-guarantees	38,439	37,849

Irrecoverable according to Central Bank's rules	293	383
With Senior “B” guarantees and counter-guarantees	38	38
Without Senior guarantees or counter-guarantees	255	345

Subtotal Consumer	8,982,601	8,277,533
Total	17,158,319	15,898,421

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011		12/31/2010
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,979,700	11.54	2,003,779	12.60
50 next largest customers	2,391,178	13.94	2,127,600	13.38
100 next largest customers	1,265,807	7.38	1,216,861	7.65
Other customers	11,521,634	67.14	10,550,181	66.37

Total	17,158,319	100.00	15,898,421	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	4	14,228	10,551	15,831	31,007	7,895	282,401	361,917

Financial sector	6	15,838	47,152	4,086	50,257	11,476	8,651	137,466

Non-financial private sector and foreign residents	229,737	3,794,017	2,597,753	2,164,061	1,941,211	2,184,783	3,747,374	16,658,936

Total	229,747	3,824,083	2,655,456	2,183,978	2,022,475	2,204,154	4,038,426	17,158,319

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

							Information on the issuer
	03/31/2011					12/31/2010	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year- end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	266,215	243,810	Financial institution	03-31-11	43,960	296,018	24,913
Banco Privado de Inversiones S.A.	Common	1	1	35,925,820	79,396	84,454	Financial institution	03-31-11	36,659	79,996	(5,161)
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	29,378	26,914	Brokerage house	03-31-11	12,886	28,924	1,990
Sud Inversiones & Análisis S.A.	Common	1	1	6,475,143	13,355	13,155	Services	03-31-11	6,567	13,103	138
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	2,073	1,765	Mutual funds management	03-31-11	1,713	10,569	1,434
Foreign
Macro Bank Limited	Common	1	1	9,816,899	188,662	184,060	Financial institution	03-31-11	9,817	188,662	4,602
Subtotal subsidiaries					579,079	554,158

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-10	23,599	66,210	19,034
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-10	7,200	8,715	500
Visa Argentina S.A.	Common	1	1	910,503	625	625	Business services	05-31-10	15,000	151,461	91,332
C.O.E.L.S.A.	Common	1	1	77,942	119	119	Financial Services	12-31-09	1,000	2,033	200
A.C.H. S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-09	650	2,157	186
Mercado Abierto Electrónico S.A.	Common	1,200	1	7	113	119	Electronic market	12-31-10	242	14,431	1,856
Macroaval S.G.R.	Common	1	1	30,500	31	31	Mutual guarantee association	12-31-10	250	6,060	101
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-10	10,250	21,738	7,447
Garantizar S.G.R.	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-09	8,335	224,988	7,204
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	319	314	Financial institution	12-31-10	1,113,144	2,771,331	167,954
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	236	231	Financial institution	12-31-10	1,113,144	2,771,331	167,954
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	12	12	Financial institution	12-31-10	1,113,144	2,771,331	167,954
Subtotal non-subsidiaries					4,795	4,791

Total in financial institutions, supplementary and authorized activities					583,874	558,949

In other companies
- Non-subsidiaries
In Argentina
Other					1,527	1,407
Foreign
SWIFT S.A.	Common	1	1	3	20	20	Services	12-31-09	744,150	1,553,963	83,800
Total in other companies					1,547	1,427

Total (1)					585,421	560,376

(1) As of March 31, 2011 and December 31, 2010,  the Bank booked allowances for impairment in value amounting for 659 as of both dates (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the period		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of the period
Bank premises and equipment
Buildings	267,290	600		327	50	2,580	264,983
Furniture and facilities	38,432	7,530			10	1,615	44,347
Machinery and equipment	83,153	8,181		4	5	8,675	82,655
Vehicles	14,294	1,124	36,490	27	5	3,635	48,246

Total	403,169	17,435	36,490	358		16,505	440,231

Other assets
Works in progress	35,785	8,608					44,393
Works of art	1,218						1,218
Prepayments for the purchase of assets	57,862	109,742	(163,186)	1,779			2,639
Foreclosed assets	11,704	27		411	50	74	11,246
Leased buildings	2,445				50	18	2,427
Stationery and office supplies	3,537	8,620		7,554			4,603
Other assets	66,744		126,696	8,773	50	348	184,319

Total	179,295	126,997	(36,490)	18,517		440	250,845

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at			Amortization for the period		Net book
Item	beginning of fiscal year	Increases	Decreases	Years of useful life	Amount	value at end of the period
Goodwill (a)	100,945			10	3,513	97,432
Organization and development costs (b)	186,700	21,247		5	16,667	191,280
Total	287,645	21,247			20,180	288,712

(a)
Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(b)
Includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011		12/31/2010
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	5,032,683	22.56	4,130,232	19.75
50 next largest customers	1,812,260	8.12	1,804,474	8.63
100 next largest customers	1,087,291	4.87	1,044,370	5.00
Other customers	14,379,112	64.45	13,928,968	66.62

Total	22,311,346	100.00	20,908,044	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	16,990,505	3,637,006	655,413	406,203	621,691	528	22,311,346

Other liabilities from financial intermediation

Central Bank of Argentina	1,394	109				425	1,928
Banks and International Institutions	12,493	22,607	29,178	5,445			69,723
Non-subordinated corporate bonds		6,708		6,107	197,066	431,113	640,994
Financing received from Argentine financial institutions	34,573	797	1,195	2,390	4,779	37,692	81,426
Other	792,899	395	854	1,004	1,463	78,445	875,060
	841,359	30,616	31,227	14,946	203,308	547,675	1,669,131

Subordinated corporate bonds		16,955				607,800	624,755

Total	17,831,864	3,684,577	686,640	421,149	824,999	1,156,003	24,605,232

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at Beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	year

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	470,730	44,694	67,819	6,351	441,254
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	229,504	247	666	108	228,977
Receivables from financial leases
For uncollectibility risk	5,968	149		554	5,563
Investments in other companies
For impairment in value	659				659
Other receivables
For uncollectibility risk	12,858	91	5,134	141	7,674

Total allowances	719,719	45,181	73,619	7,154	684,127

PROVISIONS
Contingent commitments	784			26	758
For other contingencies	78,263	6,895	8,786	8	76,364
Difference from court deposits dollarization	9,818	188			10,006

Total Provisions	88,865	7,083	8,786	34	87,128

(1)        See note 3.3.f). and 3.3.o).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	583,249,498	1	583,249	583,249

Total	594,485,168		594,485	594,485

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2011												12/31/2010
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian		Swedish	Norwegian
Items	Branches	US dollar	sterling	franc	krone	dollar	dollar	Yen	krone	krone	Real	Euro	Total

ASSETS
Cash	1,949,013	1,936,926	773	383	64	171	266	329	55	48		9,998	1,569,057
Government and private securities	57,930	57,930											2,353,322
Loans	2,538,346	2,534,963										3,383	2,358,553
Other receivables from financial intermediation	2,734,524	2,510,077										224,447	2,684,059
Receivables from financial leases	62,605	62,605											59,958
Investments in other companies	189,249	189,249											184,637
Other receivables	53,437	53,437											41,673
Items pending allocation	520	520											302

Total	7,585,624	7,345,707	773	383	64	171	266	329	55	48		237,828	9,251,561

LIABILITIES
Deposits	3,772,550	3,772,550											3,176,390
Other liabilities from financial intermediation	1,363,653	965,410	137	147		93						397,866	3,252,703
Other liabilities	2,999	2,999											3,267
Subordinated corporate bonds	624,755	624,755											598,470
Items pending allocation	2	2											3

Total	5,763,959	5,365,716	137	147		93						397,866	7,030,833

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	911,827	877,192										34,635	766,576
Control	765,487	748,337	212	87		12						16,839	1,175,862
Derivatives	42,406	42,406											42,066
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	211,179	116,991									215	93,973	137,901
Control	40	40											199

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Item	03/31/2011 (1)	12/31/2010 (1)

Loans
Overdrafts	131	252
Without Senior guarantees or counter-guarantees	131	252
Documents	19,261	18,747
Without Senior guarantees or counter-guarantees	19,261	18,747
Mortgage and pledge	1,744	2,205
With Senior “B” guarantees and counter-guarantees	1,379	1,889
Without Senior guarantees or counter-guarantees	365	316
Personal	39	41
Without Senior guarantees or counter-guarantees	39	41
Credit cards	1,745	9,887
Without Senior guarantees or counter-guarantees	1,745	9,887
Other	14,323	2,480
Without Senior guarantees or counter-guarantees	14,323	2,480
Total loans	37,243	33,612

Other receivables from financial intermediation	8,832	8,806

Receivables from financial leases	8,185	2,125

Contingent Commitments	4,763	12,733

Investments in other companies	579,773	554,742
Total	638,796	612,018

Allowances / Provisions	626	557

(1) As of March 31, 2011 and December 31, 2010 all debtors are classified in performing situation.

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
	Purpose of the				weighted	weighted	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	monthly	monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	22		55,809

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	7	7		40,038

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		1,881,490

	Intermediation	Argentine	With delivery of	Over The Counter - Residents
Repo transactions	- own account	government securities	underlying asset	in Argentina - Financial Sector	1	1		190,452

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	4	1	1	8,156

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	4	1	30	30,585

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	90	90	42,406

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	50	31	30	115,000

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011	12/31/2010
ASSETS

A. CASH
Cash on hand	1,724,541	1,406,971
Due from banks and correspondents
Central Bank of Argentina	2,679,951	3,089,851
Local Other	8,351	17,446
Foreign	751,554	687,487
Other	253	249
	5,164,650	5,202,004

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings booked at market value	684,832	603,953
Government securities under repo transactions with Central Bank of Argentina	1,724,824	2,299,088
Holdings booked at amortized cost	59,234	103,682
Instruments issued by the Central Bank of Argentina	5,124,196	4,005,766
Investments in listed private securities	19,152	17,588
less: Allowances (Note 4.)		(3)
	7,612,238	7,030,074

C. LOANS
To the non-financial government sector	354,495	336,430
To the financial sector
Interfinancing - (granted call)	22,974	110,100
Other financing to Argentine financial institutions	74,617	45,100
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	196	501
To the non-financial private sector and foreign residents
Overdrafts	1,990,275	2,032,986
Documents	2,015,094	1,805,226
Mortgage loans	926,043	902,734
Pledge loans	366,625	347,321
Personal loans	6,525,840	5,802,442
Credit cards	1,659,026	1,553,183
Other	3,402,894	3,302,223
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	242,026	216,888
less: Unposted payments
less: Unearned discount	(31,912)	(30,121)
less: Allowances (Note 4.)	(486,272)	(514,910)
	17,061,921	15,910,103

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011	12/31/2010
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	2,045,177	2,545,880
Amounts receivable from spot and forward sales pending settlement	1,204,283	248,714
Securities and foreign currency receivable from spot and forward purchases pending settlement	699,222	77,567
Unlisted corporate bonds	277,854	279,306
Receivables from forward transactions without delivery of underlying asset	304	2,840
Other receivables not covered by debtors classification standards	621,548	642,223
Other receivables covered by debtors classification standards	89,805	40,280
less: Allowances (Note 4.)	(237,604)	(237,513)
	4,700,589	3,599,297

E. RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	254,319	249,081
Accrued interest and adjustments	4,035	4,339
less: Allowances (Note 4.)	(5,601)	(6,021)
	252,753	247,399

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	567	557
Other	10,903	10,789
less: Allowances (Note 4.)	(1,680)	(1,676)
	9,790	9,670

G. OTHER RECEIVABLES
Receivables from sale of assets	7,173	7,229
Minimum presumed income tax - Tax Credit	168
Other	653,649	605,691
Accrued interest and adjustments receivable on from sale of assets	232	330
Other accrued interest and adjustments receivables	344	290
less: Allowances (Note 4.)	(11,421)	(16,529)
	650,145	597,011

H. BANK PREMISES AND EQUIPMENT, NET	481,974	445,531

I. OTHER ASSETS	261,423	181,256

J. INTANGIBLE ASSETS
Goodwill	97,432	100,945
Organization and development costs	200,367	196,352
	297,799	297,297

K. ITEMS PENDING ALLOCATION	1,940	4,765

TOTAL ASSETS	36,495,222	33,524,407

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011	12/31/2010

LIABILITIES

L. DEPOSITS
From the non-financial government sector	5,866,912	5,216,109
From the financial sector	17,828	15,776
From the non-financial private sector and foreign residents
Checking accounts	4,570,181	4,178,758
Savings accounts	4,927,834	4,526,697
Time deposits	8,974,382	8,714,101
Investment accounts	205,757	178,010
Other	558,760	518,807
Accrued interest, adjustments, foreign exchange and quoted price differences payables	61,872	59,135
	25,183,526	23,407,393

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina
Other	1,985	1,877
Banks and International Institutions	69,472	45,506
Non-subordinated Corporate Bonds	628,179	620,071
Amounts payable for spot and forward purchases pending settlement	723,421	93,609
Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,936,730	2,561,740
Put options sold premiums	770	398
Financing received from Argentine financial institutions
Interfinancing (received call)	34,000	30,068
Other financing received from Argentine financial institutions	16,834	17,278
Accrued interest payables	35	25
Receivables from forward transactions without delivery of underlying asset		755
Other	916,193	1,173,873
Accrued interest, adjustments, foreign exchange and quoted price differences payables	43,623	46,083
	5,371,242	4,591,283

N. OTHER LIABILITIES
Fees	470	447
Other	763,115	633,244
	763,585	633,691

O. PROVISIONS (Note 4.)	107,035	105,830

P. SUBORDINATED CORPORATE BONDS	624,755	598,470

Q. ITEMS PENDING ALLOCATION	4,572	7,399

MINORITY INTERESTS IN SUBSIDIARIES	30,012	27,499

TOTAL LIABILITIES	32,084,727	29,371,565

SHAREHOLDERS' EQUITY	4,410,495	4,152,842

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	36,495,222	33,524,407

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011	12/31/2010
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	14,920,555	15,219,447

Contingent	6,175,220	5,542,009
Guarantees received	5,629,694	5,197,200
Other not covered by debtors classification standards	196	229
Contingent debit-balance contra accounts	545,330	344,580

Control	7,632,983	7,835,246
Receivables classified as irrecoverable	902,336	845,119
Other	6,474,455	6,745,666
Control debit-balance contra accounts	256,192	244,461

Derivatives	311,457	1,022,181
Notional value of put options taken	40,038
Notional value of forward transactions without delivery of underlying asset	20,390	555,897
Interest rate swap	157,406	157,066
Derivatives debit-balance contra accounts	93,623	309,218

Trust activity	800,895	820,011
Trust funds	800,895	820,011

CREDIT-BALANCE ACCOUNTS	14,920,555	15,219,447

Contingent	6,175,220	5,542,009
Credit lines granted (unused portion) covered by debtors classification standards	57,949	57,533
Other guarantees provided covered by debtors classification standards	196,009	66,192
Other guarantees provided not covered by debtors classification standards	130,283	130,684
Other covered by debtors classification standards	161,089	90,171
Contingent credit-balance contra accounts	5,629,890	5,197,429

Control	7,632,983	7,835,246
Checks to be credited	256,192	244,461
Control credit-balance contra accounts	7,376,791	7,590,785

Derivatives	311,457	1,022,181
Notional value of call options sold	19,151	17,587
Notional value of put options sold	56,121	54,780
Notional value of forward transactions without delivery of underlying asset	18,351	236,851
Derivatives credit-balance contra account	217,834	712,963

Trust activity	800,895	820,011
Trust activity credit-balance contra accounts	800,895	820,011

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011	03/31/2010

A. FINANCIAL INCOME
Interest on cash and due from banks	23	3
Interest on loans to the financial sector	3,149	2,044
Interest on overdrafts	79,681	59,620
Interest on documents	44,056	34,714
Interest on mortgage loans	33,404	25,667
Interest on pledge loans	15,791	11,538
Interest on credit card loans	71,468	47,395
Interest on financial leases	11,459	11,048
Interest on other loans	482,323	345,244
Net income from government and private securities	177,189	369,570
Net income from options	470	600
Interest on other receivables from financial intermediation	133	113
Income from guaranteed loans - Presidential Decree No. 1,387/01	4,878	54
CER (Benchmark Stabilization Coefficient) adjustment	2,899	961
CVS (Salary Variation Coefficient) adjustment	94	176
Difference in quoted prices of gold and foreign currency	62,402	43,842
Other	11,797	19,916
	1,001,216	972,505

B. FINANCIAL EXPENSE
Interest on checking accounts	31	3,008
Interest on savings accounts	5,252	4,622
Interest on time deposits	257,989	229,994
Interest on interfinancing received loans (received call)	1,389	1,143
Interest on other financing from financial institutions	3	2
Interest on other liabilities from financial intermediation	15,719	16,168
Interest on subordinated bonds	14,729	14,097
Other interest	428	489
CER adjustment	1,043	1,412
Contribution to Deposit Guarantee Fund	10,296	7,924
Other	58,269	39,666
	365,148	318,525

GROSS INTERMEDIATION MARGIN - GAIN	636,068	653,980

C. PROVISION FOR LOAN LOSSES	44,581	37,828

D. SERVICE-CHARGE INCOME
Related to lending transactions	27,738	19,985
Related to deposits	256,262	179,391
Other commissions	11,293	5,790
Other	124,779	77,812
	420,072	282,978

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011	03/31/2010

E. SERVICE-CHARGE EXPENSE
Commissions	24,254	15,833
Other	59,054	46,843
	83,308	62,676

F. ADMINISTRATIVE EXPENSES
Personnel expenses	348,924	279,709
Directors' and statutory auditors' fees	8,832	4,151
Other professional fees	20,852	17,246
Advertising and publicity	15,422	8,464
Taxes	29,733	20,255
Depreciation of equipment	17,508	14,045
Amortization of organization costs	13,225	9,599
Other operating expenses	72,873	55,812
Other	5,642	4,873
	533,011	414,154

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	395,240	422,300

G. OTHER INCOME
Income from long-term investments	328	305
Penalty interest	6,269	6,434
Recovered loans and allowances reversed	14,205	23,117
CER adjustments	21	34
Others	17,422	5,784
	38,245	35,674

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	6	12
Charges for other receivables uncollectibility and other allowances	11,285	7,533
Amortization of differences related to court orders	4,584	4,187
Depreciation and loss of other assets	482	551
Goodwill amortization	3,513	2,108
Other	4,940	6,241
	24,810	20,632

MINORITY INTEREST IN SUBSIDIARIES	(2,513)	(1,473)

NET INCOME BEFORE INCOME TAX - GAIN	406,162	435,869

I. INCOME TAX	148,509	189,829

NET INCOME FOR THE PERIOD - GAIN	257,653	246,040

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011	03/31/2010

CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at beginning of fiscal year	5,990,480	5,396,063
Cash at end of the period	6,571,326	5,580,349
Net increase in cash	580,846	184,286

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(95,312)	1,240,458
Loans
To the financial sector	61,062	39,513
To the non-financial government sector	(10,790)	(132,350)
To the non-financial private sector and foreign residents	(501,606)	229,499
Other receivables from financial intermediation	(1,189,484)	(1,121,056)
Receivables from financial leases	6,509	37,926
Deposits
From the financial sector	2,063	(3,103)
From the non-financial government sector	625,398	634,806
From the non-financial private sector and foreign residents	879,258	64,406
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	2,611	(83,962)
Others (except liabilities included under financing activities)	1,121,140	(298,851)
Collections related to service-charge income	418,933	281,627
Payments related to service-charge expenses	(81,084)	(60,361)
Administrative expenses paid	(533,131)	(379,804)
Payment of organization and development costs	(20,108)	(17,192)
Net collections from penalty interest	6,263	6,426
Differences from payments related to court orders	(1,732)	(4,191)
Other collections / (payments) related to other income and losses	10,376	3,220
Net payments from other operating activities	(28,791)	(28,169)
Payment of income tax / minimum presumed income tax	(18,433)	(53,271)
Net cash flows generated in operating activities	653,142	355,571

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2011 AND 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011	03/31/2010
Investing activities
Net payments for bank premises and equipment	(16,497)	(9,441)
Net payments for other assets	(116,885)	(6,409)
Other collections for investing activities	793	413
Net cash flows used in investing activities	(132,589)	(15,437)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(18,101)	(17,367)
Central Bank of Argentina:
Other	108	37
Banks and International Institutions	23,735	(190,820)
Financing received from Argentine financial institutions	(447)	(595)
Net cash flows generated / (used) in financing activities	5,295	(208,745)

Financial income and holding gains on cash and cash equivalents	54,998	52,897

Net increase in cash	580,846	184,286

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011	12/31/2010

COMMERCIAL

In normal situation	8,309,679	7,762,398
With Senior “A” guarantees and counter-guarantees	242,460	322,597
With Senior “B” guarantees and counter-guarantees	1,075,067	1,001,760
Without Senior guarantees or counter-guarantees	6,992,152	6,438,041

Subject to special monitoring	34,013	36,240
In observation
With Senior “B” guarantees and counter-guarantees	5,765	5,690
Without Senior guarantees or counter-guarantees	9,236	10,745
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees		547
Without Senior guarantees or counter-guarantees	19,012	19,258

Troubled	3,484	2,799
With Senior “B” guarantees and counter-guarantees	2,453	1,791
Without Senior guarantees or counter-guarantees	1,031	1,008

With high risk of insolvency	22,131	23,104
With Senior “B” guarantees and counter-guarantees	16,769	15,990
Without Senior guarantees or counter-guarantees	5,362	7,114

Irrecoverable	21,280	63,400
With Senior “B” guarantees and counter-guarantees	7,036	3,890
Without Senior guarantees or counter-guarantees	14,244	59,510

Subtotal Commercial	8,390,587	7,887,941

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011	12/31/2010

CONSUMER

Performing	9,812,420	8,959,435
With Senior “A” guarantees and counter-guarantees	30,687	29,291
With Senior “B” guarantees and counter-guarantees	718,603	707,689
Without Senior guarantees or counter-guarantees	9,063,130	8,222,455

Low risk	123,433	101,963
With Senior “A” guarantees and counter-guarantees	54	76
With Senior “B” guarantees and counter-guarantees	9,669	8,995
Without Senior guarantees or counter-guarantees	113,710	92,892

Medium risk	76,676	72,172
With Senior “A” guarantees and counter-guarantees	110	1
With Senior “B” guarantees and counter-guarantees	4,789	6,928
Without Senior guarantees or counter-guarantees	71,777	65,243

High risk	134,421	143,096
With Senior “A” guarantees and counter-guarantees	3	8
With Senior “B” guarantees and counter-guarantees	6,991	8,532
Without Senior guarantees or counter-guarantees	127,427	134,556

Irrecoverable	58,815	54,455
With Senior “B” guarantees and counter-guarantees	12,973	12,750
Without Senior guarantees or counter-guarantees	45,842	41,705

Irrecoverable according to Central Bank's rules	306	412
With Senior “B” guarantees and counter-guarantees	38	38
Without Senior guarantees or counter-guarantees	268	374

Subtotal Consumer	10,206,071	9,331,533
Total	18,596,658	17,219,474

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA standards - Communiqué “A” 2227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of March 31, 2011, and December 31, 2010 and (ii) the statements of income and cash flows for the three-month periods ended March 31, 2011, and 2010, with the financial statements of Banco del Tucumán S.A., Macro Bank Limited (consolidated with Sud Asesores (R.O.U.) S.A.), Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Comunes de Inversión S.A.) and Sud Inversiones y Análisis S.A., as of those dates. Additionally, as from September 20, 2010, the Bank consolidated its financial statements with those of Banco Privado de Inversiones S.A. (see Note 2.6. to the Bank’s stand-alone financial statements).

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3 to the Bank’s stand-alone financial statements. In addition, the Bank made certain reclassifications of the financial statements as of March 31, 2010, for the sole purpose of comparing them with these financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of March 31, 2011):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Banco Privado de Inversiones S.A. (a)	Common	35,925,820	98.000%	98.000%	99.985%	99.985%

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.FCI S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

(a)	Banco Macro S.A.’s indirect equity interest derives from Sud Inversiones y Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 716).

(c)	Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A comes from Sud Inversiones & Análisis S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to BCRA rules.  Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)
Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the three-month period ended March 31, 2011, and the year ended December 31, 2010.

b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)
The amounts of the accounts in the statement of income for the three-month periods ended March 31, 2011, and 2010, were converted into pesos, as of such dates according to the method described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of March 31, 2011, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	253,421	1,026,863

Liabilities	206,861	838,201

Shareholders’ equity	46,560	188,662

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of March 31, 2011:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. consolidated

Assets	33,210,060	2,657,849	116,608	1,026,863	110,822	626,980	36,495,222

Liabilities	28,799,565	2,361,831	36,612	838,201	67,650	19,132	32,084,727

Shareholders’ equity	4,410,495	296,018	79,996	188,662	43,172	607,848	4,410,495

Income (loss)	257,653	24,913	(5,161)	4,602	2,688	27,042	257,653

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Sud Inversiones & Análisis S.A.

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days as from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item in the statement of cash flows with the related balance sheets accounts as of March 31, 2011, and 2010:
	03/31/2011	12/31/2010	03/31/2010

Cash	5,164,650	5,202,004	4,960,657

Government and private securities

Holdings booked at market value	295,790	198,790	619,692

Instruments issued by Central Bank of Argentina	1,110,886	589,686

Cash and cash equivalents	6,571,326	5,990,480	5,580,349

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank’s stand-alone financial statements, the following shows the situation of the main subsidiaries.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2011, and 2010, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 12,650 and 9,700, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of March 31, 2011, the Bank capitalized income tax prepayments for 34,939 for 2010 tax year, which were recorded in the Other receivables account.

As of March 31, 2011, subsidiary Banco Privado de Inversiones S.A. did not set an income tax accrual as it booked NOLs as of that date, setting a minimum presumed income tax accrual as of that date totaling 75. Additionally, as of the date of these financial statements the subsidiary booked a minimum presumed income tax credit of 3,643, which was fully accrued and prepayments totaling 841 for tax year 2010, which were booked under Other receivables.

3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7 to the stand-alone financial statements, certain assets are restricted as follows:

3.1	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of March 31, 2011, and December 31, 2010, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones for an amount of 30,534 and 25,254, respectively.

b)	Other receivables

As of March 31, 2011, and December 31, 2010, this includes other receivables in the amount of 4,825 and 4,984, respectively.

3.2	Banco Privado de Inversiones S.A.:

a)	Other receivables from financial intermediation

As of March 31, 2011, and December 31, 2010, Banco Privado de Inversiones S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones and credit card customers consumptions abroad as securities for an amount of 2,324 and 2,807, respectively.

b)	Other receivables

b.1)	As of March 31, 2011, and December 31, 2010, it holds security deposits related to credit card transactions for 2,872 and 7,537, respectively.

b.2)	As of March 31, 2011, and December 31, 2010 include other receivables of 1,017 and 1,014, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

3.3	Macro Securities S.A. Sociedad de Bolsa:

Investments in other companies

As of March 31, 2011, and December 31, 2010, this includes other investments in other companies in the amount of 1,453.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of March 31, 2011:

	Balances at beginning of		Decreases		Balances at
Item	Year	Increases	Charge off	Reversals	end of period

Allowances

For government and private securities	3		3

For loans	514,910	48,775	70,441	6,972	486,272

For other receivables from financial intermediation	237,513	951	692	168	237,604

For receivables from financial leases	6,021	151		571	5,601

For investments in other companies	1,676	4			1,680

For other receivables	16,529	167	5,134	141	11,421

Total	776,652	50,048	76,270	7,852	742,578

Provisions

For contingent commitments	784			26	758

For other contingencies	90,573	10,795	9,914	29	91,425

Difference from court deposits dollarization	14,473	379			14,852

Total	105,830	11,174	9,914	55	107,035

5.	DERIVATIVE FINANCIAL INSTRUMENTS

In addition to what was mentioned in Note 11 to the stand-alone financial statements, below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of March 31, 2011, and December 31, 2010:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

Type of contract / underlying asset	03/31/2011	12/31/2010

Futures / Foreign currency	8,156	708,037

Repo transactions	2,209,764	2,481,016

Forwards / Foreign currency	30,585	74,712

Options / BODEN coupons	56,121	54,780

Swap / Other	157,406	157,066

Options / Other	59,189	17,587

Futures / Rate		10,000

In addition, positions of transactions effective as of March 31, 2011, and December 31, 2010, are as follows:

Transaction	03/31/2011	12/31/2010

Net liability position of repurchase agreements	(2,209,432)	(2,479,037)

Net asset position of forward transactions without delivery of the underlying asset	2,039	319,046

Interest rate swap	157,406	157,066

Position of put options sold on BODEN 2012 and 2013 coupons	56,121	54,780

Position of call options sold	19,151	17,587

Position of put options taken	40,038

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial statements, as of March 31, 2011, and December 31, 2010, Banco del Tucumán S.A., manages the following portfolios:

a)	The trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 9,582 and 9,651, respectively.

b)	The trust agreement Fideicomiso Financiero BATUC I for a total amount of 17,143 and 17,253, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011
(Translation of financial statements originally issued in Spanish – See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

7.	TRUST AGREEMENTS

7.1.	Financial trusts for investment purposes:

In addition to the disclosures made in Note 15 to the Bank’s stand-alone financial statements, the subsidiaries had the following certificates of participation recorded in their financial statements as of March 31, 2011, and December 31, 2010:

Financial trust	03/31/2011	12/31/2010

Certificates of participation:

TST & AF (a)	50,515	42,404

Other	12,754	14,403
Total certificates of participation	63,269	56,807

(a)	TST & AF Trust

As of March 31, 2011 and December 31, 2010, Macro Bank Limited is the beneficiary of 46.66% of the certificates of participation issued by TST & AF Trust, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them.

7.2.	Trusts created using financial assets transferred by the Bank

The subsidiaries, Banco del Tucuman S.A. and Banco Privado de Inversiones S.A., transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the entities´ lending capacity.

As of March 31, 2011, and December 31, 2010, the trust´s assets managed amount to about 1,177.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration)

As mentioned in Note 15.4. to the stand-alone financial statements, in these trusts the Bank only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of March 31, 2011, and December 2010, the trusts’ assets managed amount to 634,732 and 631,296, respectively.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011		12/31/2010
Name	Market value or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014	197,994	197,994	201,915
Federal government bonds in US dollars at Libor - Maturity: 2012	52,120	52,120	42,466
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013	45,738	45,738	46,350
Secured bonds under Presidential Decree No. 1,579/02	39,558	39,558	40,988
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017	18,141	18,141	17,498
Federal government bonds in pesos at variable rate - Maturity: 2013	7,316	7,316	7,523
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015	6,563	6,563	901
Consolidation bonds of social security payables in pesos – Fourth Series	6,389	6,389	7,029
Federal government bonds in US dollars at 7% - Maturity: 2017	4,653	4,653	1,026
Federal government bonds in pesos - Maturity: 2014	4,159	4,159	3,674
Others	6,411	6,411	35,793
Subtotal holdings booked at market value - Local		389,042	405,163
- Foreign
Treasury Bill - Maturity 04-07-11		202,598
Treasury Bill - Maturity 04-28-11		93,192
Treasury Bill - Maturity 01-06-11			198,790
Subtotal holdings booked at market value - Foreign		295,790	198,790

Subtotal holdings booked at market value		684,832	603,953

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2013			2,299,088
Discount bonds denominated in pesos - Maturity 2033	1,724,824	1,724,824
Subtotal government securities under repo transactions with Central Bank of Argentina		1,724,824	2,299,088

Government securities at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 03-31-2011			50,084
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-27-2011			49,575
Province of Buenos Aires Treasury Bills in pesos - Maturity: 04-28-2011		49,603
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015		6,442	2,455
Province of Tucumán bonds - First series in pesos - Maturity: 2018		3,189	1,565
Other			3
Subtotal government securities at amortized cost		59,234	103,682

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011		12/31/2010
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos - Maturity 02-08-12		266,554	83,923
Central Bank of Argentina Internal Bills in pesos - Maturity 04-27-11		205,903	7,514
Central Bank of Argentina Internal Bills in pesos - Maturity 04-20-11			12,212
Central Bank of Argentina Internal Bills in pesos - Maturity 03-30-11			7,027
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		472,457	110,676

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 02-02-11			310,016
Central Bank of Argentina Internal Bills in pesos - Maturity 01-12-11			229,455
Central Bank of Argentina Internal Bills in pesos - Maturity 01-05-11			54,888
Central Bank of Argentina Internal Bills in pesos - Maturity 03-23-11			48,467
Central Bank of Argentina Internal Bills in pesos - Maturity 02-16-11			19,708
Central Bank of Argentina Internal Bills in pesos - Maturity 01-19-11			19,415
Central Bank of Argentina Internal Bills in pesos - Maturity 04-27-11	53,601	53,601
Central Bank of Argentina Internal Bills in pesos - Maturity 05-04-11	53,521	53,521
Central Bank of Argentina Internal Bills in pesos - Maturity 04-13-11	34,891	34,891
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		142,013	681,949

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 04-06-1		23,966
Central Bank of Argentina Internal Bills in pesos - Maturity 03-02-11			147,361
Central Bank of Argentina Internal Bills in pesos - Maturity 01-26-11			35,897
Central Bank of Argentina Internal Bills in pesos - Maturity 02-09-11			20,801
Central Bank of Argentina Internal Bills in pesos - Maturity 03-16-11			1,951
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		23,966	206,010

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) - Maturity 11-09-11	673,595	673,595
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) - Maturity 07-20-11	623,100	623,100
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) - Maturity 08-17-11	329,184	329,184
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) - Maturity 11-23-11	257,175	257,175
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) - Maturity 12-14-11	152,565	152,565
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) - Maturity 05-18-11	3,045	3,045	3,048
Subtotal Central Bank of Argentina notes at market value - Own portfolio		2,038,664	3,048

Subtotal instruments issued by the Central Bank of Argentina		2,677,100	1,001,683

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2011		12/31/2010
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,677,100	1,001,683

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-13-11			18,401
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 06-08-11			18,313
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-13-11			9,083
Subtotal Central Bank of Argentina Notes - Under repo Transactions			45,797

Central Bank of Argentina internal notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-26-11		608,875	610,879
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-11-11		447,828	409,140
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 04-13-11		365,491	309,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 10-05-11		310,575
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-13-11		302,730	303,436
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 08-24-11		204,804
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 08-03-11		154,539
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 04-27-11		36,805
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 08-10-11		15,449
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 01-05-11			567,409
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 01-26-11			513,541
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 02-16-11			203,937
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 03-30-11			40,319
Subtotal Central Bank of Argentina internal notes at amortized cost - Own portfolio		2,447,096	2,958,286
Total Instruments issued by the Central Bank of Argentina		5,124,196	4,005,766
Total Government securities		7,593,086	7,012,489

INVESTMENTS IN LISTED PRIVATE SECURITIES
Petroleo Brasileiro S.A. - Petrobras	19,152	19,152	17,588
Total investment in listed private securities		19,152	17,588

Total government and private securities (1)		7,612,238	7,030,077

(1)  As of December 31, 2010 the Bank booked allowances for impairment in value amounting for 3 .

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 26, 2011

MACRO BANK INC.

By:	/s/ Jorge Scarinsi
Name: Jorge Scarinsi
Title: Attorney-in-Fact